MANAGEMENT’S DISCUSSION AND ANALYSIS

For the First Quarter Ended

March 31, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

General

The following Management’s Discussion and Analysis (“MD&A”) of Augusta Resource Corporation and its subsidiaries, (“Augusta” or “the Company”) should be read in conjunction with the accompanying interim consolidated financial statements for the three months ended March 31, 2011 which is available on the SEDAR website at www.sedar.com. The financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Company’s 2010 comparatives in this MD&A have been presented in accordance with IFRS. This MD&A contains “forward-looking statements” that are subject to risk factors set out in the cautionary note contained herein. All figures are in United States dollar unless otherwise noted. This MD&A has been prepared as of June 12, 2011

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) and the NYSE Amex LLC under the symbol “AZC”.

Cautionary Statement on Forward-Looking Statements

Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking statements or information within the meaning of the Securities Act (Ontario). Forward- looking statements or information include statements regarding the expectations and beliefs of management. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to Augusta’s plans at its Rosemont property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Augusta does not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States. Readers are also advised to consider such forward-looking statements, which speak only as of the date the statements were made.

Description of the Business

Augusta and its wholly owned subsidiary, Rosemont Copper Company (“RCC”), are engaged in the exploration and development of mineral properties in Pima County, Arizona. Augusta’s main asset is the Rosemont copper project (“Rosemont”) which is currently in the permitting stage. The Company anticipates that the U.S. Forest Service (“USFS”) will be able to issue the draft Environment Impact Statement ("EIS") for public comment by August 2011. A Record of Decision (“ROD”) is expected to be issued in January 2012 with construction to begin shortly thereafter. Rosemont is expected to be the one of the largest copper mines in the United States, accounting for approximately 10% of total U.S. copper production.

The Rosemont property is comprised of approximately 15,000 acres (6,070 hectares) of patented and unpatented claims and fee land in addition to approximately 15,000 acres (6,070 hectares) of leased grazing ranchland.

Augusta Resource Corporation

Management’s Discussion and Analysis for the first quarter ended March 31, 2011

Rosemont is approximately 50 kilometres southeast of Tucson, Arizona near a number of large porphyry type producing copper mines operated by Freeport-McMoRan Copper & Gold Inc. and ASARCO LLC (“ASARCO”). Rosemont contains an open-pit mineable copper/molybdenum/silver skarn deposit, as well as other exploration targets.

Corporate Developments

On April 14, 2011, the Company announced that the USFS has scheduled January 2012 for the ROD on the Rosemont Copper project. In addition, the USFS has also provided a schedule guidance of August 2011 for the draft EIS to be available for public comment.

On June 1, 2011, the preliminary draft EIS was delivered by the Coronado National Forest (“CNF”) to the State of Arizona and local Cooperating Agencies for final review. The Cooperating Agencies have been mandated with 30 days to provide their final comments on the draft EIS as part of the federal government National Environmental Policy Act (“NEPA”) process. This is in line with the USFS’s announced schedule guidance of August 2011 for the draft EIS to be available for public comment under NEPA regulations and the ROD appears to be on track for January 2012 release.

Permitting and Environmental Impact Statement

The EIS process is managed by the USFS. The ROD will be issued by the USFS and Bureau of Land Management for mining activities on public land and by the Army Corps of Engineers for mining activities within jurisdictional waters of the United States.

As noted above, the Company believes that the USFS will be able to issue the draft EIS for public comment by August 2011.

The Company continues working on completing the necessary work to obtain the following permits:

  The Aquifer Protection Permit when issued by the Arizona Department of Environmental Quality will establish the operating standards and controls so that operations do not degrade groundwater;

  The Air Permit when issued by the Pima County Department of Environmental Quality will establish the standards for air quality and emissions control for mining operations;

  The Certificate of Environmental Compliance Process managed by the Arizona Corporation Commission. The ultimate power route will be determined by the Commission and the permit will be issued to Tucson Electric Power. The timing for this process has been set so the Right of Way (below) will be the one approved for use by the Commission; and

  The State Land Department Right of Way valuation and approval process will provide a route to get water and power to Rosemont.

Engineering and Ongoing Support Activities

The Company continued with the engineering phase of the Rosemont project in the first quarter of 2011. Detailed engineering work has been adjusted to match the revised construction schedule. Since the commencement of permitting activities, the Company has maintained an active community relations program which includes maximizing the economic benefits to the region in which the Rosemont project operates in, support of local and regional activities and maintaining a community outreach program. During the first five months of 2011 the Company has added a number of technical and operating personnel to its project team as the Company prepares for construction in first half of 2012.

Management’s Discussion and Analysis for the first quarter ended March 31, 2011

Rosemont Project

As at March 31, 2011, Augusta’s capitalized costs on the Rosemont project were as follows:

Mineral properties

As at January 1, 2010	$26,670,935
Sale of interest	(1,057,978)
Acquisition costs	63,991
Capitalized interest	16,913
As at December 31, 2010	$25,693,861

As at December 31, 2010	$25,693,861
Sale of interest	(536,226)
As a tMarch 31, 2011	$25,157,635

Development Costs

As at January 1, 2010	$48,844,541
Permitting, engineering and on-going support activities, net	31,298,677
Sale of interest	(2,802,972)
Capitalized loan interest and financing charges	4,782,613
Capitalized stock compensation expense	1,406,137
As at December 31, 2010	$83,528,996

As at December 31, 2010	$83,528,996
Permitting, engineering and on-going support activities, net	6,151,510
Sale of interest	(1,123,514)
Capitalized loan interest and financing charges	982,926
Capitalized stock compensation expense	1,104,692
As at March 31, 2011	$90,644,610

Deposits on long-lead equipment

As at January 1, 2010	$39,206,559
Additions	26,613,307
Sale of interest	(2,315,660)
As at December 31, 2010	$63,504,206

As at December 31, 2010	$63,504,206
Additions	7,880,481
Sale of interest	(829,185)
As at March 31, 2011	$70,555,502

Financings

During the first quarter ended March 31, 2011, the Company received proceeds of $22.04 million (Cdn$21.69 million) from the exercise of 208,331 stock options at an average exercise price of Cdn$2.04 and 5,452,795 share purchase warrants at an exercise price of Cdn$3.90.

Management’s Discussion and Analysis for the first quarter ended March 31, 2011

Results of operations

	Three months ended
	March 31,
	2011	2010
EXPENSES
Salaries and benefits	$593,500	$604,368
Stock-based compensation	1,055,951	333,157
Project investigation costs	258,246	-
Legal, Accounting and Audit	370,163	134,937
Travel	57,133	24,833
Consulting and Advisory services	34,150	15,928
Filing and Regulatory fees	57,397	58,648
Recruiting fees and Relocation costs	4,749	28,128
Office and Administration	49,226	55,541
Rent	61,480	34,413
Investor Relations	21,222	46,652
Directors' fees	52,204	32,715
Insurance	36,294	34,837
Memberships and Conferences	1,097	6,089
Depreciation	56,640	39,904
Fiscal and Advisory services	6,507	3,431
Loss from operations	(2,715,959)	(1,453,581)
Interest and Other income	256,854	199,171
Other expenses	(277,421)	(238,174)
Unrealized gain (loss) on derivative assets and liability	(688,459)	1,102,120
Foreign exchange gains	491,224	111,725
Loan interest and finance charges	(3,563)	(4,697)
Gain of sale of interest	10,633,339	-
Net comprehensive profit (loss) for the period	$7,696,015	$(283,436)

First quarter ended March 31, 2011 and 2010 comparison

For the first quarter ended March 31, 2011, the Company had a net comprehensive income of $7.70 million compared to a net loss of $0.28 million for the same period in 2010. The $7.98 million increase in comprehensive income for the first quarter was due primarily to a $10.63 million gain realized from a 1.68% dilution of the Company’s interest in the Rosemont joint venture and partially offset by a mark-to-market loss on warrants and higher stock-based compensation costs. Other significant variances include:

Project investigation costs which consist of new project investigation and legal due diligence costs totaled $0.26 million during the first quarter compared to $nil for the same period in 2010.

Legal, accounting and audit increased $0.24 million in the first quarter to $0.37 million compared to $0.13 million for the same period in 2010. This increase was due to higher audit fees and costs incurred relating to the IFRS transition work.

Interest and other income increased $0.06 million in the first quarter to $0.26 million compared to $0.20 million for the same period in 2010 due primarily to a $0.08 million increase in ranching revenue.

Foreign exchange gains increased $0.38 million in the first quarter to $0.49 million compared to $0.11 million for the same period in 2010. The increase in foreign exchange gains was due primarily to a 2.3% decline in the USD/CAD exchange rate during the first quarter which had a positive effect on the Company’s large Canadian dollar holdings.

Quarterly Results

Management’s Discussion and Analysis for the first quarter ended March 31, 2011

			Basic	Diluted
	Interest and		Earnings	Earnings
	Other	Net Income	(Loss) Per	(Loss) Per
	Income	(loss)	Share	Share
Q1 2011	$256,854	$7,696,015	$0.06	$0.05
Q4 2010 (1)	213,422	(1,193,358)	(0.01)	(0.01)
Q3 2010 (1)	115,641	(1,094,003)	(0.01)	(0.01)
Q2 2010 (1)	141,484	(2,212,418)	(0.02)	(0.02)
Q1 2010	199,171	(283,436)	0.00	0.00
Q4 2009 (1)	62,673	(2,139,179)	(0.02)	(0.02)
Q3 2009 (1)	25,619	(943,401)	(0.01)	(0.01)
Q2 2009 (1)	$9,241	$(892,178)	$(0.01)	$(0.01)

(1)	Information for 2009 and the second, third and fourth quarters of 2010 is presented in accordance with Canadian GAAP and has not been restated in accordance with IFRS.

Factors that can cause fluctuations in the Company’s quarterly results include the timing of stock option grants and foreign exchange gains or losses related to the Company’s holding of Canadian dollar denominated working capital items. Since the Rosemont project is not yet in production, the Company believes that its losses and loss per share is not a primary concern to investors in the Company.

Liquidity and Capital Resources

At March 31, 2011, the Company had $50.39 million in cash and cash equivalents compared to $31.51 million at the beginning of the year. At March 31, 2011, the Company had working capital of $42.78 million compared to a working capital of $17.79 million at the beginning of the year. The March 31, 2011 working capital includes a non-cash derivative liability of $4.49 million (December 31, 2010 - $9.49 million) relating to outstanding warrants issued pursuant to prior period financings. The increase in cash and cash equivalents and working capital in the first quarter was due primarily to $22.04 million proceeds received from the exercise of share purchase warrants and stock options. With the adoption to IFRS with a transition date of January 1, 2010, the Company changed its functional currency to the US dollar. The Company reclassified all share purchase warrants issued with a Canadian dollar strike price to current liabilities as the warrants are classified as a derivative liability. The warrants are fair valued at each balance sheet date with any changes in its fair value charged to or credited to the statement of comprehensive profit or loss. This will result in volatility in the Company’s working capital position and profit or loss until the warrants are either exercised or expired.

During the first quarter 2011 the Company’s Rosemont joint venture partner, United Copper & Moly LLC (“UCM”), contributed cash of $14.68 million (Cumulative to date - $50.89 million) into the Rosemont JV to increase its interest to 5.78% .

During the first quarter 2011 the Company had spent $2.48 million in operating activities compared to $1.66 million for the same period in 2010. Cash flow from financing activities totaled $35.87 million for the quarter consisting of $22.04 million from the exercise of options and warrants and the Company’s$13.83 million share of UCM’s cash contribution. Cash used in investing activities totaled $14.99 million for the quarter primarily on deposits on long-lead equipment ($7.25 million) and Rosemont project costs ($7.73 million).

The Company has an off-balance sheet arrangement under its agreement with Silver Wheaton Corp. (“Silver Wheaton”) whereby the Company has agreed to sell to Silver Wheaton all of its silver and gold ounces produced at the lower of $3.90 per ounce of silver and $450 per ounce of gold delivered, or prevailing market price, in exchange for upfront cash payments of $230 million and there are contracts in place for the purchase of long-lead equipment. There were no material capital lease agreements.

The Company does not expect to generate any significant revenue from its operations until Rosemont commences commercial production.

Management’s Discussion and Analysis for the first quarter ended March 31, 2011

The Company adjusted its planned 2011 capital expenditures program in accordance with the revised ROD schedule. Funding plans for these expenditures are from existing cash and the remaining joint venture earn-in contribution from UCM. Project financing for the development of the Rosemont project is expected to be in place before the end of the fourth quarter of 2011 in preparation for construction. In the meantime, the Company will continue to monitor its cash flows and operate in a manner to preserve cash while the Company secures its final project financing for Rosemont. The Company may raise additional funds through debt and/or equity offerings.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

On January 1, 2011, the Canadian Accounting Standards Board replaced Canadian GAAP with IFRS for publicly accountable enterprises, with a transition date of January 1, 2010. IFRS represents standards and interpretations approved by the IASB and are comprised of IFRSs, IASs, and interpretations issued by IFRICs or the former SICs.

As previously discussed in the Company' s MD&A for the year ended December 31, 2010, the Company implemented its conversion from Canadian GAAP to IFRS through a transition plan that involves the following four phases: scoping and planning ("phase 1" ); detailed assessment ("phase 2" ); operations implementation ("phase 3" ); and post implementation ("phase 4" ). Phases 1, 2 and 3 were carried out in 2009 and 2010 and phase 4, which involves the maintenance of sustainable IFRS compliant data and processes for fiscal year 2011 and beyond, will be carried out throughout 2011. Management does not anticipate any significant issues with completing phase 4 of its transition plan.

The IASB continues to amend and add to its current IFRS standards and interpretations with several projects underway. Accordingly, the accounting policies adopted by the Company for the Company' s first IFRS consolidated financial statements for the year ended December 31, 2011 may differ from the significant accounting policies used in the preparation of the Company' s interim consolidated financial statements as at and for the three months ended March 31, 2011. The Company has prepared its March 31, 2011 interim consolidated financial statements in accordance with International Financial Reporting Standards, with an effective transition date of January 1, 2010, including IFRS 1, "First-time adoption of international financial reporting standards" and IAS 34, Interim financial reporting.

The Company' s IFRS accounting policies are disclosed in Note 2 to the interim consolidated financial statements. Reconciliation between the Company' s financial statements as previously reported under Canadian GAAP and current reporting under IFRS is detailed in Note 3 of the interim consolidated financial statements.

The following is an overview of the impacts to the Company' s financial results due to the transition to IFRS.

Balance Sheet

The changes to the January 1, 2010 balance sheet on transition to IFRS were as follows: Total assets decreased $10.07 million, total liabilities increased $1.86 million and shareholders' equity decreased $11.93 million.

In accordance with IFRS 6, The Company has elected to expense all exploration costs incurred prior to the determination of the commercial viability of its exploration and evaluation projects. A total of $21.45 million of costs which were previously capitalized under Canadian GAAP have now been re-classified to deficit.

In accordance with IAS 21, each entity determines its functional currency. The Company has determined that the functional currency of Rosemont Copper Company, which holds the interest in the Rosemont assets, is the U.S. dollar and as a result, the carrying value of the Rosemont non-current assets increased by $10.86 million.

Within shareholders' equity, the Company' s accumulated other comprehensive income ("AOCI" ) balance of $5.53 million was charged against deficit. The Company elected an IFRS 1 election which allowed it to deem its cumulative translation differences to be nil on the transition date to IFRS. Other changes to shareholders' equity include:

  Reserves for stock options increased $0.85 million due to the change from straight-line amortization of stock options and restricted shares/restricted share units under Canadian GAAP to graded vesting method under IFRS;

  Share issue costs of $7.51 million which had previously been charged to deficit was reclassified to share capital;
  The exercise price of share purchase warrants is denominated in a currency other than the Company’s functional currency. As a result, the warrants are classified as a derivative instrument liability and are fair valued on each balance sheet date with changes to its fair value reported in the statement of comprehensive profit and loss. The reserves decreased $0.25 million, the deficit increased $0.13 million, share capital increased $1.48 million and warrants liability increased $1.86 million.

Consolidated Statement of Comprehensive Profit and Loss

Consolidated net loss under IFRS for the year ended December 31, 2009 increased $0.22 million to $5.75 million. The increase is comprised of two adjustments: (1) a $0.17 million increase to stock-based compensation expense as a result of using graded vesting method to amortize the fair value of stock options and (2) a $0.97 million marked-to-market loss on the outstanding share purchase warrants.

Comparison between IFRS and Canadian GAAP of selected financial information for the three months ended March 31, 2010:

		Capitalized
		Exploration				Marked-to-
		and	Change in		Capitalized	Market
	Canadian	Evaluation	functional	Stock-based	interest and	valuation of
	GAAP	Costs	currency	compensation	other	warrants	IFRS
Net loss for the period	$(1,365,313)	$-	$-	$28,519	$21,396	$1,031,962	$(283,436)
Total assets	165,112,662	(21,448,188)	10,863,409	306,558	163,721	-	154,998,162
Total Liabilities	50,782,159	-	-	-	-	1,254,152	52,036,311
Shareholders' Equity	114,330,503	(21,448,188)	10,863,409	306,558	163,721	(1,254,152)	102,961,851
Basic loss per share	$-	$-	$-	$-		$-	$-

COMMITMENTS

As at March 31, 2011, the Company has the following known commitments and contractual obligations:

in thousands of U.S. dollars	< Year 1	1 - 2 Years	2 - 3 Years	3 - 4 Years	4 - 5 Years	Total

Accounts payable and accrued liabilities	$4,116	$-	$-	$-	$-	$4,116
Long-term debt	-	44,034	-	-	-	44,034
Deposits on long-lead equipment purchases	45,494	27,834	2,229			75,557
Operating lease obligations	140	71	55	38	29	333
	$49,750	$71,939	$2,284	$38	$29	$124,040

Management’s Discussion and Analysis for the first quarter ended March 31, 2011

Outlook

The main focus for the remainder of 2011 will be to continue with the detailed engineering, including earthwork, civil and structural design. Ongoing discussions with vendors are being held with respect to transportation storage, off-loading facilities and smelters for the copper and molybdenum concentrates as well as freight being delivered during the construction phase of the project.

After review of the preliminary DEIS by the State of Arizona and local Cooperating Agencies, subsequent levels of review will include the Regional Forest Service office and the cooperating agencies. On completion of these reviews the DEIS will then be printed and released to the public. This will be the start of the 90-day public consultation period. The Company anticipates the Rosemont DEIS will be released to the public in the third quarter of 2011 with public hearings scheduled for the fourth quarter of 2011. The Company expects the ROD to be issued in January 2012.

The Company' s community relations campaign of meeting with community leaders, neighbourhood groups and public tours of the Rosemont project site will continue in 2011 to promote the economic benefits and the Company' s plans on alleviating the impact of mining activities to the environment.

The Company will commence project financing activities in the second quarter of 2011 with the goal of securing project financing in the fourth quarter 2011. Construction is expected to start in early 2012.

The Company has updated its forecast expenditures for 2011 of approximately $75.0 million which was based on the revised ROD schedule. Planned expenditures for the remainder of 2011 will be approximately $58.0 million including $10.6 million for detail engineering, $9.2 million for environmental impact study and permitting and $14.8 million for deposits on long-lead equipment, $6.4 million for ongoing operations and support, $2.7 million for acquiring additional land and other capital purchases and $14.3 million for ranch operations, new projects and general and administration expenses. Included in the forecast for ongoing operations and support is the hiring of additional project and operations personnel as the Company gears up for the start of construction.

Funding plans for these expenditures are from existing cash and the remaining joint venture earn-in contribution from UCM. However, unplanned expenditures or delays in the permitting process may require the Company to raise additional funds from equity or debt financings. Unforeseen market events and conditions could impede access to capital or increase the cost of capital. These events could have an adverse effect on Augusta' s ability to fund its working capital and other capital requirements and hence, there is no assurance that these initiatives will be successful.

Transactions with Related Parties

The Company shares rent, salaries and administrative services with companies related by common directors and officers. As at March 31, 2011, included in due from related parties was $Nil (December 31, 2010 - $0.01 million).

On July 1, 2010, the Company and the related companies formed a management services company ("ManCo." ) to share personnel costs, office rent and other administration costs to each of the companies under a management services agreement. Each company holds an equal share in ManCo. For the six months ended March 31, 2011, Manco charged the Company $0.23 million (three months ended March 31, 2010 - $Nil) for its share of salaries, rent and other administrative expenses. As at March 31, 2011, included in due from related party was a $0.07 million receivable from ManCo.

On January 22, 2010 the Company borrowed $3 million from a company, related by common directors and officers, to complete a scheduled deposit on a long-lead equipment purchase. The amount borrowed bore an interest rate of one-month LIBOR plus 4% and was repaid on March 12, 2010. Interest paid on the loan was $0.02 million and was capitalized to the related asset.

Included in accounts payable as at March 31, 2011, was $0.03 million (December 31, 2010 - $0.07 million receivable; January 1, 2010 - $Nil)) owing to an officer and other companies related to the officer.

Management’s Discussion and Analysis for the first quarter ended March 31, 2011

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three months ended March 31, 2011 and 2010 are as follows:

	2011	2010
Salaries and benefits	$376,932	$209,256
Stock-based compensation	1,198,805	207,212
	$1,575,737	$416,468

Proposed Transactions

There are no undisclosed proposed transactions that will materially affect the performance of the Company.

Outstanding Share Data

The following table summarizes the outstanding share information as at June 12, 2011.

	Number of Shares	Weighted Average Exercise Price (Cdn$)
Issued and outstanding common shares	142,722,826	$-
Restricted share units	275,002	-
Incentive stock options	7,076,904	3.04
Share purchase warrants	1,791,700	$3.90

FINANCIAL INSTRUMENTS

International Financial Reporting Standards 7, Financial Instruments: Disclosures, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments include: cash and equivalents, accounts receivable, due from related parties, long-term receivable, derivative assets, accounts payable, warrants liability and long-term debt. The carrying value of cash and equivalents, accounts receivable, derivative assets, accounts payable and warrants liability approximates their fair values.

RISKS ARISING FROM FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s activities expose it to a variety of financial risks, market risk (including foreign exchange risk), credit risk and liquidity risk. Reflecting the current stage of development of Rosemont, the Company’s overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on the Company’s ability to execute its business plan.

Risk management is the responsibility of the corporate finance function. Material risks are identified and monitored and are discussed by senior management and with the audit committee of the Board of Directors.

Foreign exchange risk

Management’s Discussion and Analysis for the first quarter ended March 31, 2011

The Company is exposed to currency risks on its Canadian dollar denominated working capital balances due to changes in the USD/CAD exchange rate and the functional currency of the parent company.

The Company issues equity in Canadian dollars but the majority of its expenditures is in U.S. dollars. The Company purchases U.S. dollars based on its near term forecast expenditures and does not hedge its exposure to currency fluctuations.

The Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	March 31,	December 31,	January 1,
	2011	2010	2010
Cash and cash equivalents	$29,402,801	$9,391,768	$4,942,433
Accounts receivable	182,234	88,580	253,350
Prepaid expenses	39,016	53,336	9,966
Accounts payable and accrued liabilities	(479,795)	(1,004,191)	(512,029)
	$29,144,256	$8,529,493	$4,693,720

Based on the net Canadian dollar denominated asset and liability exposures as at March 31, 2011, a 10% change in the USD/CAD exchange rate will impact the Company’s earnings by approximately $3.35 million (2010 - $0.78 million; 2009 - $0.41 million).

Credit risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, as well as credit exposure on outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s excess cash and cash equivalents are held at a large Canadian chartered bank and a large US bank and are invested in either short-term GICs or high interest saving accounts. Management believes the risk of loss is remote.

The other asset and significant portion of the accounts receivable relates to an Ely receivable, which has a fair value of $2.71 million and is payable over the next four years to 2015. In the event that Ely does not make the required payments Augusta can take back the common shares of DHI Minerals and DHI Minerals US or the properties in question. Should Augusta reacquire the DHI shares or properties, an asset impairment assessment may be required.

Liquidity risk

Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and cash equivalents.

Based on Augusta’s 2011 planned permitting, engineering expenditures and on-going support activities at the Rosemont project, the Company believes that the current cash reserves along with funding by UCM to earn its 20% interest in the Rosemont project will be sufficient to meet its obligations as they become due. However, additional equity financing may be required to fund unplanned capital purchases.

Management’s Discussion and Analysis for the first quarter ended March 31, 2011

Equity Price Risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company' s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company' s equity price risk also arises from share purchase warrants with a Canadian dollar strike price will have on the statement of comprehensive income (loss) based on the volatility of the Company' s stock price. The Company monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Critical Accounting Estimates

The most critical accounting estimates that may affect the Company' s financial position are those requiring estimates of the recoverability of its capitalized mineral property expenditures, development costs and the determination of the fair value of stock-based compensation and warrants issued with strike price that is denominated in a currency other than the issuer' s functional currency. Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

Mineral Properties and Development Costs

Mineral properties consist of payments to acquire property rights and leases. Mineral properties are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Development costs incurred on a mineral property are deferred once management has determined that, based on a feasibility study, a property is capable of economical commercial production as a result of having established proven and probable reserves. Development costs are carried at cost less accumulated depletion and accumulated impairment charges. Exploration expenditures incurred prior to determining that a property has economically recoverable resources are expensed as incurred.

The Company reviews the carrying values of mineral properties and development costs regularly with a view to assessing whether there has been any impairment in value, or whenever events or changes in circumstances that indicate the carrying value may not be recoverable. In the event the estimated discounted cash flows expected from its use or eventual disposition is determined to be insufficient to recover the carrying value of the property, the carrying value is written down to the estimated recoverable amount.

Once a mine has achieved commercial production, mineral properties and development costs are depleted on a units-of-production basis over the life of the mine.

Stock-based compensation

The Company grants stock options to employees, directors and consultants under its stock option plan. The fair value method of accounting is used for stock-based awards. Under this method, stock options and restricted share units are recorded at their estimated fair value on the grant date and are charged either to earnings or capitalized to development costs over the vesting period with a corresponding credit to reserves. If the stock options are exercised, the proceeds are credited to share capital and the fair value of the options exercised is reclassified from reserves to share capital. Restricted shares are issued from treasury at date on the grant and are fair valued at the date of grant. The fair value is charged to either earnings or capitalized over the vesting period. On the vesting date, the fair value is transferred from reserves to share capital. For options subject to vesting, the Company calculates the fair value of each vesting period as separate awards with individual expected lives and amortizes the calculated expense for the award on a straight-line basis over the vesting period of the award.

The Company may issue share purchase warrants with a Canadian dollar strike price (the "Warrants" ) to subscribers pursuant to equity financings by the Company. The Warrants are initially recorded at its estimated fair value on grant date and charged to share issue costs with a corresponding credit to warrants liability. The Warrants are fair valued at each balance sheet date and any changes to the fair value are charged or credited to the statement of comprehensive profit or loss. On the date of exercise, the warrants are fair valued and transferred from warrants liability to share capital.

Management’s Discussion and Analysis for the first quarter ended March 31, 2011

NEW ACCOUNTING PRONOUNCEMENTS

IFRS 7 Financial Instruments - disclosure, was amended to require additional disclosure in respect of risk exposures arising from transferred financial assets. This amendment is effective for annual periods beginning on or after July 1, 2011. The Company is currently evaluating the impact of IFRS 7 amendment.

IFRS 9 Financial Instruments, issued in 2009, will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Company is evaluating the impact of IFRS 9.

On 12 May 2011 the International Accounting Standards Board issued IFRS 11 Joint Arrangements. IFRS 11 establishes principles for financial reporting by parties to a joint arrangement and replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-Monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted. IFRS 11 improves on IAS 31 by requiring a party to a joint arrangement to determine the type of joint arrangement in which it is involved by assessing its rights and obligations arising from the arrangement. The Company is currently evaluating the impact of IFRS 11.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company' s management, with participation of its Chief Executive Officer and Senior Vice-President and Chief Financial Officer, has evaluated the effectiveness of the Company' s disclosure controls and procedures. Based on this assessment, the Chief Executive Officer and Senior Vice-President and Chief Financial Officer have concluded that as of the end of the period covered under this report, the Company' s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the Chief Executive Officer and Senior Vice-President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company' s management is responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. However, due to inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.

The financial reporting changes that resulted from the application of IFRS accounting policies were implemented during the three months ended March 31, 2011 has not materially affected, or is not reasonably likely to materially affect, the Company' s internal control over financial reporting.

RISKS AND UNCERTAINTIES

The Company and its current and future business and financial condition are subject to various risks and uncertainties due to the nature of the business and the present stage of development of the Rosemont project. Certain of these risks and uncertainties are set out below and under the heading "Risk Factors" in the Company' s Annual Information Form for the year ended December 31, 2010 which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Management’s Discussion and Analysis for the first quarter ended March 31, 2011

Augusta will require additional capital to fund future business plans.

As of March 31, 2011, Augusta had working capital $42.78 million. Augusta has minimal revenue from its operations and does not expect to generate any significant revenue until Rosemont is placed into commercial production. Augusta will require project financing to be in place by the fourth quarter 2011 as the Company anticipates that the ROD will be issued in January 2012 and the Company prepares for construction at Rosemont. Augusta may raise additional capital through debt or equity financing, and possibly production sharing arrangements or other means. Recent upheavals in the financial markets worldwide could make it very difficult for Augusta to raise funds. Such funding may not be available on commercially acceptable terms or at all. The Company' s failure to meet its ongoing obligations on a timely basis or raise additional funds that may be required could result in delay or indefinite postponement of further exploration and development of the Company' s property or the loss or substantial dilution of any of its property interests.

Augusta could lose its only material property upon an event of default under the loan agreement with Red Kite.

The Company' s obligations under the Red Kite Loan Agreement are secured by the common shares and assets of Rosemont Copper Company, which holds the Company' s only material property. In the event of a default in which the Company is unable to immediately pay all accrued and unpaid interest and principal debt, Red Kite is entitled to take possession of the common shares and assets of Rosemont Copper Company and sell, lease, or dispose of such collateral including the Rosemont property and apply the proceeds to the Company' s debt. If such an event occurs, the Company could lose its only material property and the Company' s shareholders could lose their entire investment.

Exploration, development and mining involve a high degree of risk.

The Company' s operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of copper and other base or precious metals, including, without limitation, encountering unusual or unexpected geologic formations or other geological or grade problems, unanticipated changes in metallurgical characteristics and metal recovery, periodic interruptions due to inclement or hazardous weather condition, seismic activity, rock bursts, pit-wall failures, cave-ins, encountering unanticipated ground or water conditions, flooding, fire, and other conditions involved in the drilling, removal of material, environmental hazards, discharge of pollutants or hazardous chemicals, industrial accidents, failure of processing and mining equipment, labour disputes, supply problems and delays and changes in the regulatory environment any of which could result in damage to, or destruction of, mineral properties, mines and other producing facilities, damage to life or property, personal injury or death, loss of key employees, environmental damage, delays in the Company' s exploration and development activities, monetary losses and legal liabilities. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company' s future cash flow, results of operations and financial condition.

Price volatility - copper, molybdenum, silver, gold and other metal prices.

The value and price of the Company' s common shares, its financial results, and its exploration, development and mining activities, if any, may be adversely affected by declines in the price of copper, molybdenum, silver, gold and other metals. Metal prices fluctuate widely and are affected by numerous factors beyond Augusta' s control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and general economic conditions throughout the world. Metal prices fluctuate in response to these and many factors that cannot be predicted. The prices used in making the resource estimates are disclosed and differ from daily prices quoted in the news media. The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, which are affected by a number of additional factors. For example, a 10% change in price may have little impact on the estimated resource quantities and affect only the resultant cash flow, or it may result in a significant change in the amount of resources. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons including a belief that the low price is temporary and/or the greater expense incurred in closing a property permanently.

Mineralized material calculations and life-of-mine plans using significantly lower metal prices could result in material write-down of Augusta' s investment in Rosemont and increased amortization, reclamation and closure charges.

Management’s Discussion and Analysis for the first quarter ended March 31, 2011

In addition to adversely affecting Augusta’s mineralized material estimates and financial condition, declining metal prices may impact operations by requiring a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

Insurance risk

The Company’s insurance will not cover all the potential risks associated with mining operations such as environmental pollution and other hazards as a result of production which may not be insured against or which the Company does not elect to insure against due to high insurance premiums. Losses from these events may cause the Company to incur significant costs that could have a material adverse affect on its financial condition and results of operations.

Title to Augusta’s properties may be subject to other claims.

Although Augusta believes it has exercised commercially reasonable due diligence with respect to determining title to properties it owns, control or has the right to acquire by option, there is no guarantee that title to such properties will not be challenged or impugned. The Company’s mineral property interests may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of Augusta’s properties, which, if successful, could impair development and/or operations. This may be exacerbated due to the large number of title transfers historically involved with some of the properties.

Mineral resources and proven and probable reserves are estimates.

Although the mineralized material and proven and probable reserve figures included in this document have been carefully prepared by independent engineers, these amounts are estimates only, and Augusta cannot be certain that specific quantities of copper, molybdenum, silver, gold or other mineral will in fact be realized. Any material change in the quantity of mineralization, grade or stripping ratio, or mineral prices may affect the economic viability of the Company’s properties. In addition, Augusta cannot be certain that metal recoveries in small-scale laboratory tests can be duplicated in larger scale tests under on-site conditions or during production. Until an unmined deposit is actually mined and processed the quantity of mineral resources and reserves and grades must be considered as estimates only.

Government regulation may adversely affect Augusta’s business and planned operations.

Augusta believes its exploration projects comply with existing environmental and mining laws and regulations affecting its operations. The Company’s mining, processing, development and mineral exploration activities, if any, are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Augusta cannot guarantee that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

A portion of the present Rosemont land position is located on unpatented mine and millsite claims located on US federal public lands. The right to use such claims is granted under the General Mining Law of 1872. Unpatented mining claims are unique property interests in the United States, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law and the interaction of the General Mining Law and other federal and state laws, such as those enacted for the protection of the environment. Unpatented mining claims are subject to possible challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state statutory or decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatentable mining claims. In recent years, the US Congress has considered a number of proposed amendments to the General Mining Law. If adopted, such legislation could, among other things:

  impose a royalty on the production of metals or minerals from unpatented mining claims;

  reduce or prohibit the ability of a mining company to expand its operations; and

Management’s Discussion and Analysis for the first quarter ended March 31, 2011 require a material change in the method of exploiting the reserves located on unpatented mining claims.

All of the foregoing could adversely affect the economic and financial viability of mining operations at the Rosemont property.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Augusta' s business and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.